FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 5, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CHILDREN OF EMPLOYEES OF MECHEL’S SUBSIDIARIES SPEND THEIR
HOLIDAYS AT THE SEA SHORE

Moscow, Russia — August 5, 2008 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, carries on its corporate tradition to arrange recreation and health promotion for children of its subsidiaries’ employees.

In line with its corporate program of recreation and health promotion for children of its subsidiaries’ employees, Mechel OAO provides vouchers at a reduced price for the summer recreation of children of its subsidiaries’ employees. Over 33.5 million rubles (USD$1.43 million*) were allocated for this program in 2008, which enables 7,500 children to participate.

Out of that number, 500 children, whose parents work at Southern Kuzbass Coal Company, Korshunov Mining Plant, Yakutugol, Urals Stampings Plant, Beloretsk Metallurgical Plant, Izhstal, Moscow Coke and Gas Plant, Bratsk Ferroalloys Plant and other Mechel’s subsidiaries, were sent to Primorskiy children’s therapeutic and health promotional summer camp near the town of Gelendzhik at the Black Sea coast.  The children at the summer camp received a variety of lessons and exercises, opportunities for sea bathing, and took part in various excursions, including visits to a dolphinarium.

Another 205 children went for recreation to the resort town of Kiten on the Bulgarian Black Sea coast.  The children will spend 14 days in the town’s international sport and entertainment camp, called Campus.  The tour to Bulgaria also includes a number of interesting excursions and events. Before taking a flight to Bulgaria, the children visited several historical sites in Moscow.

Over 6,700 children are spending their holidays in the children’s camps situated in the locations of Mechel’s subsidiaries.  Each camp provides many opportunities for active recreation and health promotion.

In addition, Mechel provided 40 vouchers to resorts and will pay the fare for the children from large families as charity.

Mechel’s social welfare programs are intended to improve the standard of living of employees, veterans of work, and pensioners, and allow the company to achieve better operational and financial results. One of the most important aspects of Mechel’s social policy is to care for its families and children.

* According to the Russian Central Bank exchange rate of 23.4039 RUR/$ as of August 5, 2008.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date: August 5, 2008